# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/19/2025
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o Endeavor Group Holdings, Inc., 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210, (310) 285-9000

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,984,464; shared voting power 27,454,173; sole dispositive power 11,984,464; shared dispositive power 27,454,173; aggregate amount beneficially owned 39,438,637 (10.9% of the class)
- Patrick Whitesell (CIK 0001531362): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 9,000,965; shared voting power 27,454,173; sole dispositive power 9,000,965; shared dispositive power 27,454,173; aggregate amount beneficially owned 36,455,138 (10.1% of the class)
- Endeavor Executive Holdco, LLC (CIK 0001859824): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 21,031,480; sole dispositive power 0; shared dispositive power 21,031,480; aggregate amount beneficially owned 21,031,480 (6.1% of the class)
  Comment: Limited Liability Company
- Endeavor Executive PIU Holdco, LLC (CIK 0001859825): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,661,900; sole dispositive power 0; shared dispositive power 3,661,900; aggregate amount beneficially owned 3,661,900 (1.1% of the class)
  Comment: Limited Liability Company
- Endeavor Executive II Holdco, LLC (CIK 0001859823): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,760,793; sole dispositive power 0; shared dispositive power 2,760,793; aggregate amount beneficially owned 2,760,793 (0.8% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Comment: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share, of Endeavor Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Emanuel is the record holder of 23,810 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Emanuel's personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 1,807,437 shares of Class A Common Stock. Mr. Whitesell's personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 72,797 shares of Class A Common Stock, 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 21,031,480 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 3,193,469 Endeavor Operating Company Units and 468,431 Profits Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Profits Units.
The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.
In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of March 21, 2025, based upon 325,544,007 shares of Class A Common Stock outstanding as of January 31, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 10, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock during the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On March 19, 2025, Endeavor Operating Company, LLC ("EOC"), an indirect controlled subsidiary of Endeavor Group Holdings, Inc. ("Endeavor" or the "Company"), entered into a Transaction Agreement by and among EOC, WME IMG, LLC ("WME IMG"), IMG Arena US Parent, LLC ("IMG Arena"), OB Global Arena Holdings LLC ("OB Global Arena"), an entity affiliated with Ariel Emanuel, and Sportradar Group AG ("Sportradar") (the "Transaction Agreement").
Pursuant to the Transaction Agreement, Sportradar will acquire all outstanding equity interests in IMG Arena (the "Transaction"), following the closing of the transactions contemplated by the Transaction Agreement, dated as of November 11, 2024, by and among WME IMG, OB Global Holdings LLC, OB US Parent LLC and IMG Arena. The Transaction Agreement contemplates that WME IMG will provide (or cause to be provided) financial consideration currently estimated to total approximately $225 million, including approximately $100 million in pre-payments to certain sports rightsholders and approximately $125 million to Sportradar, subject to certain adjustments. The Transaction Agreement also includes indemnification obligations from WME IMG and from OB Global Arena.
The Transaction is currently expected to close in the fourth quarter of 2025, subject to receipt of regulatory approvals and the satisfaction of other closing conditions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Transaction Agreement, dated as of March 19, 2025, by and among Endeavor Operating Company, LLC, WME IMG, LLC, IMG Arena US Parent, LLC, OB Global Arena Holdings LLC and Sportradar Group AG

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (03/21/2025)
- Patrick Whitesell: /s/ Patrick Whitesell, Patrick Whitesell (03/21/2025)
- Endeavor Executive Holdco, LLC: /s/ Ariel Emanuel, Ariel Emanuel (03/21/2025)
- Endeavor Executive PIU Holdco, LLC: /s/ Ariel Emanuel, Ariel Emanuel (03/21/2025)
- Endeavor Executive II Holdco, LLC: /s/ Ariel Emanuel, Ariel Emanuel (03/21/2025)